UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 13, 2019

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 13, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2019 RESULTS
Highlights

•
GAAP net loss attributable to shareholders of Teekay of $198.2 million, or $1.97 per share (inclusive of $175.8 million of impairment charges), and adjusted net loss attributable to shareholders of Teekay(1) of $24.1 million, or $0.24 per share (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $192.9 million.

•	In October 2019, Teekay Parent entered into a 3.5-year contract for the Hummingbird Spirit FPSO unit, extending production on the Chestnut field until March 2023.

•	Teekay LNG intends to increase quarterly cash distributions on common units by 32 percent in 2020, a second consecutive year of distribution growth in excess of 30 percent.

•	Since August 2019, Teekay LNG has taken delivery of the fourth and fifth, 50 percent-owned ARC7 LNG carrier newbuildings, and the final ARC7 newbuilding is expected to deliver in late-November 2019.

•
Secured strong fourth quarter of 2019 to-date spot tanker rates of $38,000 and $30,500 on average per day for Teekay Tankers’ Suezmax and Aframax fleets, respectively, increases of 133 percent and 105 percent, respectively, compared to the third quarter of 2019.

Vancouver, Canada, November 13, 2019 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the quarter ended September 30, 2019. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the third quarter 2019 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.
Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	420,696	457,667	416,562
(Loss) income from vessel operations	(130,389)	71,463	55,082
Equity income (loss)	21,514	(6,284)	13,744
Net loss attributable to shareholders of Teekay	(198,178)	(39,485)	(12,005)
Loss per share attributable to shareholders of Teekay	(1.97)	(0.39)	(0.12)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA(1) (2)	192,880	196,609	196,397
Adjusted Net Loss attributable to shareholders of Teekay(1)	(24,070)	(13,368)	(11,378)
Adjusted Net Loss per share attributable to shareholders of Teekay(1)	(0.24)	(0.13)	(0.11)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted EBITDA(1)	(10,068)	3,427	19,818
Total Teekay Parent Free Cash Flow (1)	(18,782)	(6,427)	4,841

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Total Adjusted EBITDA in the third quarter of 2018 included $20.3 million related to the Company's ownership interest in Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), which was sold in the second quarter of 2019.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

CEO Commentary

“Our Total Adjusted EBITDA for the third quarter of 2019 increased approximately $17 million, or 10 percent, from the same period of the prior year, excluding the 2018 contribution related to our equity interest in Teekay Offshore, which we disposed of in May 2019. This increase was primarily due to Teekay LNG’s higher cash flows resulting from vessel deliveries and LNG carriers commencing new contracts at higher rates, partially offset by Teekay Parent’s lower cash flows due to scheduled maintenance shutdowns on all three of our FPSO units,” commented Kenneth Hvid, Teekay’s President and CEO. “Looking ahead into the fourth quarter and into 2020, we expect our results to further improve now that production on all of Teekay Parent’s FPSO units has recommenced following the completion of their planned maintenance shutdowns. In addition, we expect stronger earnings from both of our Daughter Entities in the fourth quarter of 2019, driven at Teekay LNG by the deliveries of the final vessels in the Partnership’s newbuilding program and at Teekay Tankers by the significant strengthening of spot tanker rates in the fourth quarter of 2019.”

“During October 2019, we successfully secured a new charter contract through March 2023 for the Hummingbird Spirit FPSO unit, extending its production in the Chestnut field in the North Sea where it has been since 2008,” commented Mr. Hvid. "We remain focused on contracting out and ultimately divesting our remaining offshore assets, which we consider to be non-core. As a result of recent discussions with existing charterers and potential buyers of the FPSO units, we recorded an accounting impairment on two of our FPSO units totalling $175 million, which was recognized during the third quarter of 2019.”

Commenting on the capital allocation strategies of the two Daughter Entities, Mr. Hvid said, “Teekay LNG, which has almost $10 billion of contracted forward fee-based revenues and a clear path to reaching its targeted leverage range, continues to execute on its balanced capital allocation strategy. Today, Teekay LNG announced its intention to increase its 2020 cash distributions by 32 percent commencing with the distribution relating to the first quarter of 2020, surpassing 30 percent growth for the second consecutive year, while also having opportunistically repurchased its common units at prices below its estimated intrinsic value. Teekay Tankers, which has more exposure to market cyclicality and high financial leverage, has decided to transition away from its current earnings-based formulaic dividend policy in order to allocate its growing cash flows towards reducing financial leverage, which it expects will further build net asset value and reduce its cost of capital. We believe these prudent capital allocation strategies will maximize the creation of shareholder value at each of the Daughter Entities, enabling them to build equity value, lead to a lower cost of capital, and position them well strategically throughout the cycle.”

“We look forward to presenting at our Teekay Group investor and analyst meeting tomorrow morning starting at 8:30 am in New York.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended September 30, 2019 decreased compared to the same period of the prior year, primarily due to planned maintenance shutdowns on all three of Teekay Parent's directly-owned floating production, storage and offloading (FPSO) units during the third quarter of 2019, and lower earnings in Teekay Tankers primarily as a result of more scheduled dry dockings in the third quarter of 2019 and the expiration of fixed-rate time charter-out contracts at higher rates, partially offset by higher spot tanker rates in the third quarter of 2019.

These decreases were partially offset by higher earnings in Teekay LNG due to the delivery and contract commencement of several newbuildings during the past year, as well as higher revenues earned from certain existing LNG carriers and multi-gas vessels.

In addition, consolidated GAAP net loss was negatively impacted in the three months ended September 30, 2019, compared to the same quarter of the prior year, by a $175.0 million write-down of two FPSO units. Teekay Parent made changes to its expected cash flows from the two FPSO units based on recent discussions with potential buyers about the possible sale of the units and with existing charterers about contract extensions. This led to the write-down of one unit to its estimated fair value, based on the expected sales price, and a write-down of the other unit to its estimated fair value, using a discounted cash flow approach based on the terms of the existing contract and expectations about future contract extensions and potential sale of the unit.

Total adjusted EBITDA(1) in the third quarter of 2018 included $20.3 million related to Teekay Parent's ownership interest in Teekay Offshore, which was sold in the second quarter of 2019.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was negative $18.8 million during the third quarter of 2019, compared to positive $4.8 million for the same period of the prior year primarily due to: lower revenues from the Banff FPSO unit due to lower oil price and production and a planned maintenance shutdown in the third quarter of 2019; lower revenues and higher maintenance costs for the Foinaven FPSO unit due to a planned maintenance shutdown in the third quarter of 2019; lower revenues from the Hummingbird Spirit FPSO unit due to lower contractual production tariffs linked to oil prices in the third quarter of 2019; and, lower cash distributions from Teekay Offshore as Teekay Parent disposed of its interests in Teekay Offshore in the second quarter of 2019. These decreases were partially offset by a 36 percent increase in Teekay LNG’s quarterly cash distribution commencing in the first quarter of 2019, lower corporate general and administrative expenses incurred in 2019, and lower net interest expense(1) due to the repurchase of 2020 bonds over the past year and the 2020 bond refinancing completed in May 2019. Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).
In addition, consolidated GAAP net income was negatively impacted in the three months ended September 30, 2019, compared to the same quarter of the prior year, by various items, including the $175.0 million write-down of two of Teekay Parent's FPSO units, as described in the Teekay Corporation Consolidated section above.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s adjusted net income and total adjusted EBITDA(1) for the three months ended September 30, 2019, compared to the same quarter of the prior year, were positively impacted by: the deliveries of four wholly-owned LNG carrier newbuildings (the Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit) between July 2018 and January 2019; higher earnings from the Magellan Spirit, which has been chartered-in from Teekay LNG’s 52 percent-owned joint venture with Marubeni Corporation (MALT Joint Venture) commencing in September 2018; higher earnings from the Torben Spirit LNG carrier upon redeployment in December 2018 at a higher charter rate; higher spot revenues for seven multi-gas carriers during the third quarter of 2019; the deliveries of three Yamal Joint Venture ARC7 LNG carrier newbuildings between September 2018 and August 2019; the deliveries of two joint venture LNG carrier newbuildings between July 2018 and January 2019; and higher earnings in the MALT Joint Venture from commencement of the Arwa Spirit and Marib Spirit one-year charter contracts at higher rates in June and July 2019, respectively, and recognition of drydock hire revenue for the Meridian Spirit.

These increases were partially offset by an increase in off-hire days in the third quarter of 2019 for the Madrid Spirit due to a scheduled dry docking and repairs.

In addition, GAAP net income attributable to the partners and preferred unitholders was negatively impacted in the three months ended September 30, 2019, compared to the same quarter of the prior year, by various items, including unrealized losses on non-designated derivative instruments in the third quarter of 2019 compared to gains on non-designated derivative instruments in the third quarter of 2018, partially offset by a decrease in the write-down of vessels.

Teekay LNG also announced today increased and tightened 2019 earnings and cash flow guidance ranges and higher 2020 earnings and cash flow guidance ranges.

Please refer to Teekay LNG's third quarter 2019 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' net loss for the three months ended September 30, 2019 increased compared to the same period of the prior year, primarily due to more scheduled dry dockings in the third quarter of 2019 and the expiration of fixed-rate time charter-out contracts that had higher rates, partially offset by higher average spot tanker rates in the third quarter of 2019.

For the fourth quarter of 2019, Teekay Tankers has so far secured spot tanker rates for its Suezmax, Aframax and LR2 Product tankers of $38,000 per day, $30,500 per day and $25,200 per day based on 52 percent, 43 percent and 41 percent of the available fourth quarter days fixed to-date, respectively, compared to $16,300 per day, $14,900 per day and $14,700 per day in the third quarter of 2019, respectively.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay Parent
In October 2019, Teekay Parent entered into an agreement with the Chestnut Joint Venture, a joint venture between Spirit Energy Ltd. and Dana Petroleum Ltd., to extend the employment of the Hummingbird Spirit FPSO unit on the Chestnut field in the North Sea under a new 3.5-year contract out to March 2023. This contract extension was done in conjunction with the Chestnut Joint Venture's plan to drill a new well at the Chestnut field. The amended contract, which took effect on October 1, 2019, provides for a fixed charter rate instead of the previous fixed charter rate plus oil production/price tariff.
Teekay LNG
In December 2018, the board of directors of Teekay LNG's general partner approved a $100 million common unit repurchase program. Since that time, Teekay LNG has repurchased a total of 2.26 million common units, or approximately 2.8 percent of the common units outstanding immediately prior to commencement of the program, for a total cost of $28.9 million, representing an average repurchase price of $12.78 per unit. Since early-August 2019, Teekay LNG repurchased 816,672 units at an average price of $14.33 per unit, for a total cost of $11.7 million.
In August and November 2019, Teekay LNG took delivery of the fourth and fifth 50 percent-owned ARC7 LNG carrier newbuildings, respectively, the Vladimir Voronin and Georgiy Ushakov, which immediately commenced their 26-year charter contracts servicing the Yamal LNG project.
On September 25, 2019, the United States Government, by an Executive Order of the Department of the Treasury’s Office of Foreign Assets Control (OFAC), imposed sanctions on COSCO Shipping Tanker (Dalian) Co., Ltd. (COSCO Dalian). At the time, COSCO Dalian owned 50 percent of China LNG Shipping (Holdings) Limited (CLNG). CLNG was not listed on the OFAC Order as a Specially Designated National or involved in any sanctioned activity, but by virtue of being 50 percent-owned by COSCO Dalian at the time, CLNG was designated as a “Blocked Person” under OFAC's deeming rules. CLNG, in turn, owns a 50 percent interest in Teekay LNG’s Yamal LNG joint venture (the Yamal LNG Joint Venture), which owns five on-the-water ARC7 LNG carriers and one ARC7 LNG carrier newbuilding under construction. As a result of CLNG’s 50 percent interest, the Yamal LNG Joint Venture at the time also qualified as a “Blocked Person" under OFAC's deeming rules.
On October 21, 2019, the COSCO group completed an ownership restructuring on arms'-length terms pursuant to which its 50 percent interest in CLNG was transferred from COSCO Dalian to a non-sanctioned COSCO entity, which automatically resulted in CLNG and the Yamal LNG Joint Venture no longer being classified as a “Blocked Person” under OFAC's deeming rules. Teekay LNG does not expect any material impact to it from these resolved issues.
Teekay Tankers
In October 2019, Teekay Tankers entered into one-year time charter-out contracts for three Suezmax tankers at an average rate of approximately $37,500 per day, two of which commenced in mid-October 2019 and one in early-November 2019.
In November 2019, Teekay Tankers decided to transition away from its previous formulaic, variable dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and, as a result seeking to reduce its cost of capital. As Teekay Tankers’ balance sheet delevers, Teekay Tankers believes that it will ultimately have greater financial flexibility to allocate capital towards a variety of uses, including returning capital to shareholders through dividends and/or share repurchases and potential vessel acquisitions at attractive times in the tanker cycle.
In November 2019, Teekay Tankers signed a term sheet to refinance 36 vessels with a new five-year, $595 million revolving credit facility. Upon completion, the facility is expected to replace three of Teekay Tankers’ existing loan facilities that currently have an aggregate availability of $510 million, of which $495 million was drawn as of September 30, 2019. The new facility, which is expected to have substantially similar terms as these three facilities and to extend balloon maturities from 2020/2021 until late-2024, is expected to be completed in December 2019.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at September 30, 2019, Teekay Parent had total liquidity of approximately $182.8 million (consisting of $73.8 million of cash and cash equivalents and $109.0 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity of approximately $607.0 million (consisting of $293.4 million of cash and cash equivalents and $313.6 million of undrawn revolving credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' pool management operations).
Investor and Analyst Meeting
Teekay, Teekay LNG and Teekay Tankers plan to host an investor and analyst meeting on Thursday, November 14, 2019 at 8:30 a.m. (ET) with presentations from the senior leadership of Teekay, Teekay LNG and Teekay Tankers. Access to a live webcast of the presentations will be available to the public in advance of the event on Teekay’s website, www.teekay.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. A recording of the webcast will be archived on the same website following the live presentations.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $12 billion, comprised of approximately 150 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, and commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
In 2018 and prior periods, the Company reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, Company reporting in its SEC Annual Report on Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, foreign exchange gain (loss), items included in other (loss) income, write-down and (loss) gain on sale of vessels, equipment and other operating assets, amortization of in-process revenue contracts, adjustments for direct financing leases to a cash basis, unrealized gains (losses) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Teekay Offshore, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, and refer to footnote (3) of the statements of loss for a reconciliation of adjusted equity income to equity (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore prior to it being sold in May 2019, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets. Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense (excluding the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	420,696	457,667	416,562	1,359,576	1,216,226

Voyage expenses	(92,689)	(98,680)	(90,899)	(294,492)	(271,688)
Vessel operating expenses	(159,616)	(162,621)	(155,985)	(479,229)	(475,207)
Time-charter hire expense	(28,932)	(28,817)	(20,965)	(87,587)	(61,024)
Depreciation and amortization	(73,633)	(73,849)	(69,967)	(219,589)	(205,238)
General and administrative expenses	(20,016)	(20,868)	(20,650)	(63,856)	(69,803)
Write-down and loss on sales of vessels (1)	(175,785)	—	(2,201)	(179,113)	(53,693)
Restructuring charges	(414)	(1,369)	(813)	(10,404)	(4,065)
(Loss) income from vessel operations	(130,389)	71,463	55,082	25,306	75,508

Interest expense	(67,707)	(70,205)	(67,343)	(211,583)	(181,494)
Interest income	1,485	2,233	2,103	6,407	5,875
Realized and unrealized (losses) gains on
non-designated derivative instruments (2)	(1,924)	(10,964)	(2,168)	(18,311)	17,981
Equity income (loss) (3)	21,514	(6,284)	13,744	(46,423)	41,698
Income tax expense	(3,091)	(3,404)	(4,334)	(11,531)	(17,197)
Foreign exchange gain (loss)	5,628	(5,851)	3,553	(2,853)	16,104
Loss on deconsolidation of Teekay Offshore	—	—	—	—	(7,070)
Other loss – net (4)	(1,424)	(11,099)	(2,400)	(12,495)	(2,795)
Net loss	(175,908)	(34,111)	(1,763)	(271,483)	(51,390)
Net loss attributable to
non-controlling interests	(22,270)	(5,374)	(10,242)	(50,437)	(9,494)
Net loss attributable to the shareholders of
Teekay Corporation	(198,178)	(39,485)	(12,005)	(321,920)	(60,884)
Loss per common share of Teekay Corporation
- Basic and diluted	$(1.97)	$(0.39)	$(0.12)	$(3.20)	$(0.61)
Weighted-average number of common
shares outstanding
- Basic and diluted	100,784,683	100,783,496	100,435,045	100,697,251	99,412,381

(1) Write-down and loss on sales of vessels for the three and nine months ended September 30, 2019 includes $175.0 million relating to the write-down of two FPSO units owned by Teekay Parent that occurred in the third quarter of 2019. Please refer to Summary of Results - Teekay Corporation Consolidated in this release for more details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(2)
Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	June 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized losses relating to
Interest rate swap agreements	(2,247)	(1,785)	(2,704)	(5,720)	(11,544)
Interest rate swap agreement terminations	—	—	(13,681)	—	(13,681)
Stock purchase warrants(i)	—	(25,559)	—	(25,559)	—
Forward freight agreements	435	(29)	(119)	393	(137)
	(1,812)	(27,373)	(16,504)	(30,886)	(25,362)
Unrealized (losses) gains relating to
Interest rate swap agreements	(623)	(8,195)	19,718	(14,839)	44,169
Foreign currency forward contracts	(435)	(101)	—	(536)	—
Stock purchase warrants(i)	—	24,584	(5,373)	26,900	(851)
Forward freight agreements	946	121	(9)	1,050	25
	(112)	16,409	14,336	12,575	43,343
Total realized and unrealized (losses) gains on derivative instruments	(1,924)	(10,964)	(2,168)	(18,311)	17,981

(i)	Relates to the sale of the Company's remaining interest in Teekay Offshore in May 2019. Also refer to (3) below.

(3) The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	21,514	(6,284)	13,744	(46,423)	41,698
Proportionate share of unrealized losses (gains) on derivative instruments	5,170	5,203	(6,524)	19,138	(32,987)
(Gain) loss on sale/write-down of investment in Teekay Offshore(i)	—	7,853	—	72,753	—
Other(ii)	(150)	1,023	2,289	873	14,533
Equity income adjusted for items in Appendix A	26,534	7,795	9,509	46,341	23,244

(i)
During the three months ended June 30, 2019, the Company recognized a loss of $7.9 million on sale of its investment in Teekay Offshore to Brookfield Business Partners L.P. (or Brookfield) which occurred in May 2019. In connection with the sale, the Company also recognized a write-down of $64.9 million on its equity-accounted investment in Teekay Offshore in the first quarter of 2019. Also refer to (2) above in respect of gains and losses on stock purchase warrants.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(ii)
Other for the three and nine months ended September 30, 2018 includes the Company's proportionate share of the loss on bond repurchases in Teekay Offshore, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure, the realized loss on interest rate swap amendments in Teekay Offshore, partially offset by the Company's gain on the option exercised by Brookfield to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay. Other for the nine months ended September 30, 2018 also includes the Company's proportionate share of write-downs and gain on sale of vessels in Teekay Offshore and the gain (loss) on sale of vessels in Teekay LNG's Exmar LPG joint venture, partially offset by the write-down of two shuttle tankers in Teekay Offshore, transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, and the loss on sale of the Company's investment in KT Maritime (Pty) Ltd.

(4) Other loss for the nine months ended September 30, 2019 and three months ended June 30, 2019 includes $10.7 million relating to the repurchase of the Company's 2020 bonds.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	73,796	74,890	220,238
Cash and cash equivalents - Teekay LNG	142,860	124,880	149,014
Cash and cash equivalents - Teekay Tankers	76,705	35,429	54,917
Current portion of loans and advances to
equity-accounted investments (1)	99,314	93,924	169,197
Vessel held for sale	11,515	12,300	—
Accounts receivable and other current assets (1)	296,186	330,811	251,527
Restricted cash - Teekay Parent	1,946	2,023	2,030
Restricted cash - Teekay LNG	91,671	80,308	73,850
Restricted cash - Teekay Tankers	5,778	5,353	5,590
Vessels and equipment - Teekay Parent	102,031	284,840	304,049
Vessels and equipment - Teekay LNG	3,303,126	3,320,937	3,242,581
Vessels and equipment - Teekay Tankers	1,836,138	1,856,766	1,883,561
Operating lease right-of-use assets (2)	177,052	185,716	—
Advances on newbuilding contracts	—	—	86,942
Net investment in direct financing leases	561,437	564,685	575,163
Investments in and loans to equity-accounted	1,034,713	1,011,530	1,193,741
investments
Other non-current assets	137,510	141,626	179,270
Total Assets	7,951,778	8,126,018	8,391,670
LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and other (1)	341,092	341,022	254,380
Advances from equity-accounted investments (1)	24,895	27,607	75,292
Short-term debt	50,000	15,000	—
Current portion of long-term debt - Teekay Parent	36,663	36,663	—
Current portion of long-term debt - Teekay LNG	460,230	468,038	217,120
Current portion of long-term debt - Teekay Tankers	126,170	125,661	127,132
Long-term debt - Teekay Parent	347,830	345,768	614,341
Long-term debt - Teekay LNG	2,795,767	2,799,426	3,051,212
Long-term debt - Teekay Tankers	903,724	894,501	983,563
Derivative liabilities	111,984	84,653	68,557
Operating lease liabilities (2)	165,414	173,476	—
Other long-term liabilities	139,109	141,578	133,045
Equity:
Non-controlling interests	1,983,896	2,005,399	2,058,037
Shareholders of Teekay	465,004	667,226	808,991
Total Liabilities and Equity	7,951,778	8,126,018	8,391,670

Net debt - Teekay Parent (3)	308,751	305,518	392,073
Net debt - Teekay LNG (3)	3,021,466	3,062,276	3,045,468
Net debt - Teekay Tankers (3)	997,411	994,380	1,050,188

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
Subsequent to the sale of the Company's remaining interest in Teekay Offshore in May 2019, amounts receivable and payable to Teekay Offshore are presented in accounts receivable and accounts payable, respectively. These were previously presented in current portion of loans and advances to equity-accounted investments, and advances from equity-accounted investments, respectively.

(2) Upon adoption of the new lease accounting standard on January 1, 2019, the Company's long-term chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in an increase in the Company’s assets and liabilities by $165.4 million at September 30, 2019, and by $173.5 million at June 30, 2019.

(3)	Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(271,483)	(51,390)
Non-cash and non-operating items:
Depreciation and amortization	219,589	205,238
Unrealized loss (gain) on derivative instruments and loss on sale of warrants	38,803	(93,817)
Write-down and loss on sales of vessels	179,113	53,693
Equity loss (income), net of dividends received	71,797	(28,382)
Foreign currency exchange loss and other	13,602	69,277
Direct financing lease payments received	9,242	—
Change in operating assets and liabilities	41,729	(41,424)
Expenditures for dry docking	(46,266)	(28,782)
Net operating cash flow	256,126	84,413

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	449,686	843,854
Prepayments of long-term debt	(774,401)	(681,664)
Scheduled repayments of long-term debt	(171,946)	(265,868)
Proceeds from short-term debt	125,000	—
Prepayment of short-term debt	(75,000)	—
Proceeds from financing related to sales-leaseback of vessels	381,526	526,692
Prepayment of obligations related to finance leases	(111,617)	—
Repayments of obligations related to finance leases	(72,559)	(54,122)
Net proceeds from equity issuances of Teekay Corporation	—	103,657
Repurchase of Teekay LNG common units	(25,729)	—
Distributions paid from subsidiaries to non-controlling interests	(46,982)	(49,124)
Cash dividends paid	(5,523)	(16,637)
Other financing activities	(580)	(595)
Net financing cash flow	(328,125)	406,193

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(98,713)	(564,464)
Proceeds from sale of equity-accounted investments and related assets	100,000	54,438
Investment in equity-accounted investments	(42,171)	(32,758)
Loans to joint ventures and joint venture partners	—	(24,957)
Cash of transferred subsidiaries on sale, net of proceeds received	—	(25,254)
Other investing activities	—	8,678
Net investing cash flow	(40,884)	(584,317)

Decrease in cash, cash equivalents and restricted cash	(112,883)	(93,711)
Cash, cash equivalents and restricted cash, beginning of the period	505,639	552,174
Cash, cash equivalents and restricted cash, end of the period	392,756	458,463

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	September 30,		June 30,		September 30,
	2019		2019		2018
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(175,908)		(34,111)		(1,763)
Adjust for: Net loss attributable to
non-controlling interests	(22,270)		(5,374)		(10,242)
Net loss attributable to
shareholders of Teekay	(198,178)	(1.97)	(39,485)	(0.39)	(12,005)	(0.12)
Add (subtract) specific items affecting net loss
Unrealized losses (gains) from derivative
instruments(2)	5,283	0.05	(11,206)	(0.11)	(20,860)	(0.21)
Foreign exchange (gains) losses(3)	(7,059)	(0.07)	4,764	0.05	(5,805)	(0.06)
Write-down and loss (gain) on sale of vessels
and other assets	175,785	1.74	7,853	0.08	(58)	—
Restructuring charges, net of recoveries	414	—	1,369	0.01	1,080	0.01
Realized loss on interest rate swap
terminations and amendments(4)	—	—	—	—	14,560	0.15
Other(5)	1,267	0.01	37,329	0.37	6,868	0.07
Non-controlling interests’ share of items above(6)	(1,582)	(0.02)	(13,992)	(0.14)	4,842	0.05
Total adjustments	174,108	1.71	26,117	0.26	627	0.01
Adjusted net loss attributable to
shareholders of Teekay	(24,070)	(0.24)	(13,368)	(0.13)	(11,378)	(0.11)

(1)	Basic per share amounts.

(2)
Reflects unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses (gains) included in the Company's proportionate share of equity income (loss) from joint ventures, and for 2018 periods hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Also includes the Company's proportionate share of realized losses on interest rate swap amendments in an equity-accounted joint venture for the three months ended September 30, 2018.

(5)
Other for the three months ended September 30, 2019 includes upfront fees on the refinancing of a vessel. Other for the three months ended June 30, 2019 includes the realized loss on sale of stock purchase warrants in Teekay Offshore and a loss on the repurchase of 2020 bonds. Other for the three months ended September 30, 2018 includes the Company's proportionate share of a decrease in the deferred income tax assets of certain equity-accounted joint ventures, and also includes the Company's proportionate share of losses on debt repurchases in an equity-accounted joint venture, losses on the Company's debt repurchases, and the write-off of debt issuance costs in connection with the refinancing of loans in Teekay Tankers.

(6)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended September 30, 2019
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	149,655	182,304	95,833	(7,096)	420,696

Voyage expenses	(4,961)	(87,726)	(9)	7	(92,689)
Vessel operating expenses	(27,321)	(48,539)	(83,606)	(150)	(159,616)
Time-charter hire expense	(5,336)	(10,637)	(20,205)	7,246	(28,932)
Depreciation and amortization	(34,248)	(31,536)	(7,849)	—	(73,633)
General and administrative expenses	(5,393)	(8,739)	(6,077)	193	(20,016)
Write-down of vessels	(785)	—	(175,000)	—	(175,785)
Restructuring charges	—	—	(214)	(200)	(414)

Income (loss) from vessel operations	71,611	(4,873)	(197,127)	—	(130,389)

Interest expense	(40,574)	(16,134)	(11,062)	63	(67,707)
Interest income	1,025	138	385	(63)	1,485
Realized and unrealized (loss) gain on
non-designated derivative instruments	(3,270)	1,453	(107)	—	(1,924)
Equity income	21,296	68	150	—	21,514
Equity in earnings of subsidiaries(2)	—	—	8,231	(8,231)	—
Income tax expense	(1,442)	(1,435)	(214)	—	(3,091)
Foreign exchange gain	2,879	918	1,831	—	5,628
Other (loss) income – net	(1,174)	15	(265)	—	(1,424)
Net income (loss)	50,351	(19,850)	(198,178)	(8,231)	(175,908)
Net income attributable to
non-controlling interests(3)	(2,983)	—	—	(19,287)	(22,270)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	47,368	(19,850)	(198,178)	(27,518)	(198,178)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended September 30, 2019
(in thousands of U.S. dollars)
(unaudited)

				Teekay
				Parent
	FPSOs	Other(1)	GPCO	Total

Revenues	44,558	51,275	—	95,833

Voyage expenses	(9)	—	—	(9)
Vessel operating expenses	(43,179)	(40,427)	—	(83,606)
Time-charter hire expense	(9,617)	(10,588)	—	(20,205)
Depreciation and amortization	(7,811)	(38)	—	(7,849)
General and administrative expenses	(3,357)	—	(2,720)	(6,077)
Write-down of vessels (2)	(175,000)	—	—	(175,000)
Restructuring charges	—	(214)	—	(214)
(Loss) income from vessel operations	(194,415)	8	(2,720)	(197,127)

Depreciation and amortization	7,811	38	—	7,849
Amortization of in-process revenue
contracts and other	(1,483)	603		(880)
Write-down of vessels (2)	175,000	—	—	175,000
Daughter Entities distributions (3)	—	—	5,090	5,090
Teekay Parent adjusted EBITDA	(13,087)	649	2,370	(10,068)

(1)
Includes the results of one chartered-in FSO unit owned by Teekay Offshore, and one chartered-in LNG unit owned by Teekay LNG, all of which are largely on a flow-through basis with Teekay Parent earning a small margin.

(2)	Asset impairments for the three months ended September 30, 2019 relates to write-downs on two FPSO units.

(3)
In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended September 30, 2019, Teekay Parent received cash distributions of $5.1 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests (2)
Teekay LNG	4,790	4,790	3,529
Teekay Offshore	—	—	566
GP interests
Teekay LNG	300	304	228
Teekay Offshore (3)	—	—	15
Total Daughter Entity Distributions to Teekay Parent	5,090	5,094	4,338
Corporate general and administrative expenses	(2,720)	(2,819)	(4,343)
Total Teekay Parent GPCO	2,370	2,275	(5)

TEEKAY PARENT OPCO
Teekay Parent OPCO (4)
FPSOs	(13,087)	(99)	18,795
Other	649	1,251	1,028
Total Teekay Parent OPCO (5)	(12,438)	1,152	19,823

TEEKAY PARENT ADJUSTED EBITDA	(10,068)	3,427	19,818

Net interest expense (6)	(8,714)	(9,854)	(14,977)

TOTAL TEEKAY PARENT FREE CASH FLOW	(18,782)	(6,427)	4,841

Weighted-average number of common shares - Basic	100,784,683	100,783,496	100,435,045

(1)	Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(2)
Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary Teekay LNG and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.19	$0.19	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$4,789,572	$4,789,572	$3,529,158
Teekay Offshore
Distribution per common unit	$—	$—	$0.01
Common units owned by
Teekay Parent	—	—	56,587,484
Total distribution	$—	$—	$565,875

(3)
For the first three quarters of 2018, Teekay Offshore paid a quarterly distribution of $0.01 per common unit. Commencing with the distribution for the fourth quarter of 2018, Teekay Offshore's Board reduced the quarterly distribution to zero. Teekay sold its remaining interests in Teekay Offshore to Brookfield in the second quarter of 2019.

(4)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.

(5)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO.

(6)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Net loss	(175,908)	(34,111)	(1,763)
Depreciation and amortization	73,633	73,849	69,967
Interest expense, net of interest income	66,222	67,972	65,240
Income tax expense	3,091	3,404	4,334
EBITDA	(32,962)	111,114	137,778
Specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	175,785	—	2,201
Direct finance lease payments received in excess of revenue recognized	4,071	4,037	2,823
Amortization of in-process contracts and other	(880)	(1,255)	(2,412)
Realized and unrealized loss on derivative instruments	1,924	10,964	2,168
Realized gains from the settlements of non-designated derivative instruments	435	—	—
Equity (income) loss	(21,514)	6,284	(13,744)
Foreign currency exchange (gain) loss	(5,628)	5,851	(3,553)
Other expense - net	1,424	11,099	2,400
Consolidated Adjusted EBITDA	122,655	148,094	127,661
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	70,225	48,515	68,736
Total Adjusted EBITDA	192,880	196,609	196,397

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2019		June 30, 2019		September 30, 2018
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	207,749	91,490	174,382	74,266	481,760	115,064
Vessel and other operating expenses	(60,219)	(26,779)	(69,135)	(30,565)	(225,486)	(48,929)
Depreciation and amortization	(29,799)	(14,416)	(29,459)	(14,195)	(127,335)	(27,454)
Write-down and gain on sale of
vessels	—	—	—	—	350	49
Restructuring charges	—	—	—	—	(1,899)	(267)
Income from vessel operations of equity-accounted vessels	117,731	50,295	75,788	29,506	127,390	38,463

Net interest expense	(57,031)	(23,423)	(53,356)	(21,467)	(95,370)	(25,899)
Income tax expense	(32)	(16)	(670)	(246)	(174)	(78)
Other items including realized and
unrealized loss on derivative
instruments	(18,270)	(5,492)	(18,764)	(6,224)	(11,797)	(976)
Write-down and (loss) gain on sale of
equity-accounted investments (2)		150		(7,853)		2,234
Net income / equity income (loss) of equity-accounted vessels	42,398	21,514	2,998	(6,284)	20,049	13,744

Net income / equity income (loss)
of equity-accounted vessels	42,398	21,514	2,998	(6,284)	20,049	13,744
Depreciation and amortization	29,799	14,416	29,459	14,195	127,335	27,454
Net interest expense	57,031	23,423	53,356	21,467	95,370	25,899
Income tax expense	32	16	670	246	174	78
EBITDA	129,260	59,369	86,483	29,624	242,928	67,175
Specific income statement items affecting EBITDA:
Write-down and gain on sale of vessels	—	—	—	—	(350)	(49)
Direct finance lease payments received in excess of revenue recognized	17,701	6,470	16,131	5,759	14,971	5,048
Amortization of in-process contracts and other	(1,758)	(956)	(1,736)	(945)	(12,758)	(2,075)
Other items including realized and unrealized loss on derivative instruments	18,270	5,492	18,764	6,224	11,797	976
Realized loss on foreign currency forward contracts	—	—	—	—	(747)	(105)
Write-down and loss (gain) on sale of equity-accounted investments(2)		(150)		7,853		(2,234)
Adjusted EBITDA from equity-accounted vessels(3)(4)	163,473	70,225	119,642	48,515	255,841	68,736

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1) For the three months ended September 30, 2019 and June 30, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments, ranged from 20% to 52%. For the three months ended September 30, 2018, the Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranged from 14% to 52%.
(2) For the three months ended June 30, 2019, includes a loss on sale of the Company's investment in Teekay Offshore. For the three months ended September 30, 2018, includes a gain on the option exercised by Brookfield to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay.

(3)	Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

(4)
The Company sold its investment in Teekay Offshore in May 2019 and consequently did not include any share of Teekay Offshore's adjusted EBITDA for the three months ended September 30, 2019 and June 30, 2019. The three months ended September 30, 2018 include the Company's proportionate share of the adjusted EBITDA from Teekay Offshore.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2019
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent (loss) income from vessel operations	(5,987)	541	(2,819)	(8,265)
Depreciation and amortization	7,811	42	—	7,853
Amortization of in-process revenue contracts and other	(1,923)	668	—	(1,255)
Daughter Entities distributions	—	—	5,094	5,094
Adjusted EBITDA – Teekay Parent	(99)	1,251	2,275	3,427

	Three Months Ended September 30, 2018
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent income (loss) from vessel operations	12,905	1,688	(4,343)	10,250
Depreciation and amortization	8,032	102	—	8,134
Amortization of in-process revenue contracts and other	(2,142)	(762)	—	(2,904)
Daughter Entities distributions	—	—	4,338	4,338
Adjusted EBITDA – Teekay Parent	18,795	1,028	(5)	19,818

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(67,707)	(70,205)	(67,343)
Interest income	1,485	2,233	2,103
Interest expense net of interest income consolidated	(66,222)	(67,972)	(65,240)
Less: Non-Teekay Parent interest expense net of
interest income	(55,545)	(56,444)	(49,651)
Interest expense net of interest income - Teekay Parent	(10,677)	(11,528)	(15,589)
Teekay Parent non-cash accretion and loan cost amortization	2,204	1,896	966
Teekay Parent realized losses on interest rate swaps	(241)	(222)	(354)
Net interest expense - Teekay Parent	(8,714)	(9,854)	(14,977)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934,as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: Teekay LNG’s intention to increase quarterly cash distributions on its common units by 32 percent in 2020; the expected delivery date of the final ARC7 newbuilding for Teekay LNG’s Yamal Joint Venture; revised and new 2019 and 2020 earnings and cash flow guidance from Teekay LNG; contributions to improved Company results for the quarter ending December 31, 2019 and for 2020 from recommencement of operations of FPSO units following completion of scheduled maintenance shutdowns; stronger earnings for the Daughter Entities as a result of additional newbuilding deliveries in Teekay LNG and expected stronger tanker rates in Teekay Tankers; Teekay LNG’s ability to reach its target leverage range; Teekay Tankers’ anticipated reduction of financial leverage and cost of capital and increased net asset value; and expected results of the Daughter Entities’ capital allocation strategies. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; issues with vessel operations; increased operating expenses; potential project or vessel delays or cancellations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of increased common unit distributions; available cash to reduce financial leverage at Teekay LNG and Teekay Tankers; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com